Exhibit 99.1

2017 Corporate Calendar

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today the following corporate calendar for year 20171:

Earnings Releases
26 April 2017 - Group Results for First Quarter 2017
27 July 2017 - Group Results for Second Quarter 2017
2 November 2017 - Group Results for Third Quarter 2017
A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Group’s corporate website (www.fcagroup.com).
The Annual General Meeting for the approval of Fiat Chrysler Automobiles N.V.’s 2016 financial statements is scheduled for 14 April 2017.
The 2017 corporate calendar is available on the corporate website (www.fcagroup.com).
London, 31 January 2017

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1The Calendar is consistent with the Company’s practice of providing quarterly financial information.

For further information:
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Email: mediarelations@fcagroup.com
www.fcagroup.com